November 10, 2008

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Jason Niethamer, Staff Accountant
Mail Stop 4561

	Re:	Alliance Data Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Definitive Proxy Statement on Schedule 14A Filed April 24, 2008

File No. 001-15749

Dear Mr. Niethamer:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated October 30, 2008 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007, Form 10-Q for Fiscal Quarter Ended March 31, 2008, Form 10-Q for Fiscal Quarter Ended June 30, 2008, and definitive Proxy Statement on Schedule 14A filed on April 24, 2008, each filed with the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”).

Per your instructions to counsel for the Company, this letter will confirm that the Company will submit its response to the Comment Letter after November 13, 2008, but on or before December 12, 2008. The additional time will enable the Company to accommodate the regular quarterly meetings of the Company’s Board of Directors, Audit Committee and Compensation Committee scheduled for December 9 and 10, 2008, and will allow for coordination of the Company’s response with the Company’s independent accountant and compensation consultant.

In its response, and as requested by the Staff in the Comment Letter, the Company will address the Staff’s comments and provide a written statement acknowledging that:

Securities and Exchange Commission

Attn: Jason Niethamer

November 10, 2008

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (972) 348-5191 or the Company’s Executive Vice President and General Counsel, Alan M. Utay, at (972) 348-5677.

Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan
Executive Vice President and Chief Financial Officer

Copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201